FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of December, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






The following is a translation of a news release issued by The Saudi British Bank (SABB), a 40 per cent indirectly-held associate of HSBC Holdings plc.

                 SABB RECOMMENDS FINAL NET DIVIDEND OF SAR2.22
                     PER SHARE FOR THE SECOND HALF OF 2007

The Board of Directors of SABB has recommended a final net dividend of SAR2.22 (US$0.59) per share for the second half of 2007. The total gross dividend for the full financial year 2007 will amount to SAR1,500 million (US$400 million). This follows the payment earlier in the year of an interim dividend for 2007 of SAR1.535 (US$0.41) net per share.

The final net dividend of SAR2.22 per share will be distributed to shareholders upon approval of the Board's recommendations at the bank's Annual General Meeting, and the approval of the official authorities.

The SABB Board of Directors has also decided to recommend to an Extraordinary General Meeting, scheduled to be held during the first half of 2008 after obtaining the necessary regulatory approvals, the increase of SABB's paid capital from SAR3,750 million (US$1,000 million) to SAR6,000 million (US$1,600 million), by issuing three bonus shares for each five shares held, an increase of 60 per cent.


Note to editors:

HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  11 December, 2007